                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission file number 000-22235
                                                                       ---------

[ ]    Form 10-K and Form 10KSB           [ ] Form 11-K

[ ]    Form 20-F     [x] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For period ended June 30, 2000
                 ---------------------------------------

[ ]    Transition Report on Form 10-K and Form 10-KSB

[ ]    Transition Report on Form 20-F

[ ]    Transition Report on Form 11-K

[ ]    Transition Report on Form 10-Q and Form 10-QSB

[ ]    Transition Report on Form N-SAR

For transition period ended
                           ------------

       Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: Video Network Communications, Inc.
                         --------------------------------------------------

Former name if applicable: Objective Communications, Inc.
                           ------------------------------------------------

Address of principal executive office (Street and number): 50 International
                                                           ----------------
Drive
-----

City, State, Zip Code: Portsmouth, New Hampshire, 03801
                       ----------------------------------------------------


                                    PART II

                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

[X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Registrant is unable to prepare all of the materials required in order to permit an accurate and complete filing of its quarterly report on Form 10-QSB for the quarter ended June 30, 2000, on a timely basis, without unreasonable effort and expense. The Registrant will file its Form 10-QSB no later than August 18, 2000.

                                    PART IV

                               OTHER INFORMATION

       (1) Name and telephone of person to contact in regard to this notification.

              Kimberly V. Mann            (202)663-8281
       ----------------------------------------------------------------------
                  (Name)                  (Area Code)(Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       VIDEO NETWORK COMMUNICATIONS, INC.
     ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2000              By:  /s/ Robert H. Emery
                                      -------------------------------------
                                   Name: Robert H. Emery
                                   Title: Chief Financial Officer

The Registrant's quarterly report on Form 10-QSB for the quarter ended June 30, 2000 will report significantly enhanced results of operations relative to the corresponding period in the preceding fiscal year. See the attached Statements of Operations and Balance Sheets.

                       VIDEO NETWORK COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                   (UNAUDITED)
                                   -----------




                                               For the three months ended            For the six months ended
                                                        June 30,                            June 30,
                                             ------------------------------       ------------------------------
                                                    2000               1999               2000              1999
                                                    ----               ----               ----              ----
Revenues:
     Products                                $   894,394        $   749,968       $  1,537,440       $  1,405,425

     Services                                    898,654             75,070            908,978             75,070
                                                 -------             ------            -------             ------

                                               1,793,048            825,038          2,446,418          1,480,495
                                               ---------            -------          ----------         ---------

Cost of sales:
     Products                                    502,473            319,818          1,027,104            688,520

     Services                                    692,126             22,521            695,223             22,521
                                               ---------            -------          ---------            -------
                                               1,194,599            342,339          1,722,327            711,041
                                               ---------            -------          ---------            -------


Gross margin                                     598,449            482,699            724,091            769,454
                                               ---------            -------         ----------          ---------

Operating expenses:
       Research and development                  993,567          1,068,658          1,933,920         2,085,864
       Selling, general and
       administrative                          1,297,567          1,049,036          2,347,131         2,272,627
                                               ---------          ---------          ---------         ---------

            Total operating
            expenses                           2,291,134          2,117,694          4,281,051         4,358,491
                                               ---------          ---------          ---------         ---------

Loss from operations                         (1,692,685)        (1,634,995)        (3,556,960)       (3,589,037)

Interest expense, net                            51,889          1,687,168            105,514         2,147,745
                                               ---------            -------         ----------         ---------

Net loss                                     (1,744,574)        (3,322,163)        (3,662,474)       (5,736,782)
                                          --------------        -----------        -----------       -----------

Cumulative Series B dividend                          --            (8,297)                 --          (22,672)
                                               ---------            -------         ----------         ---------
Net loss attributable to common
stockholders                                $(1,744,574)      $ (3,330,460)      $ (3,662,474)     $ (5,759,454)
                                            ============      =============      =============     =============

Net loss per common share

         -- basic and diluted               $      (.20)      $      (1.71)      $       (.41)     $      (4.02)
                                            ============      =============      =============     =============

Weighted average shares outstanding

         -- basic and diluted                  8,878,117          1,944,127          8,907,970         1,433,186
                                            ============      =============      =============     =============

                       VIDEO NETWORK COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                           June 30,    December 31,
                                                                             2000          1999
                                                                         -----------   ----------
                                                                         (Unaudited)
Current assets:
Cash and cash equivalents                                                  $1,458,363    $2,594,529
Accounts receivable, net                                                       15,735       376,580
Inventory, net                                                              4,630,813     4,913,115
Other current assets                                                          122,110       107,379
                                                                           ----------    ----------
Total current assets                                                        6,227,021     7,991,603

Property and equipment, net                                                   954,724     1,304,785
Trademarks and patents, net                                                   257,841       234,343
Other assets                                                                   68,309        68,309
                                                                           ----------    ----------
                                                                           $7,507,895    $9,599,040
                                                                           ==========    ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable                                                               $  60,872      $ 20,000
Accounts payable                                                              746,740       462,065
Deferred revenue                                                            1,092,632        28,068
Accrued liabilities                                                           797,582       858,785
Current portion of long term debt                                           2,471,530     1,685,536
Obligations under capital lease, current portion                               13,927         7,798
                                                                           ----------    ----------
Total current liabilities                                                   5,183,283     3,062,252

Long term debt                                                                909,192     1,717,805
Obligations under capital lease                                                25,729        37,890

Commitments

Stockholders' equity:

Common stock, par value $.01, 30,000,000 shares authorized; 8,907,970 and
8,812,141 issued and outstanding at June 30, 2000 and December
31, 1999, respectively                                                         89,080        88,121

Additional paid-in capital                                                 57,440,997    57,170,884
Accumulated deficit                                                       (56,140,386)  (52,477,912)
                                                                          -----------   -----------
Total stockholders' equity                                                  1,389,691     4,781,093
                                                                           ----------    ----------
                                                                           $7,507,895    $9,599,040
                                                                           ==========    ==========
